June 4, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Emily Rowland, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland:

We are in receipt of your second round of comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck BDC Income ETF (the “Fund”), a series of the Trust, with respect to our filing filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2024. We note that we responded to your initial comments on May 23, 2024. The Trust has considered your additional comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. Capitalized terms used in our responses have the meanings attributed to such terms in the Registration Statement, unless otherwise noted.

We note that, at the Staff's request, we have delayed the original effectiveness of the Fund's Registration Statement in an effort to address this second round of Staff comments. The Fund's Registration Statement is currently scheduled to become automatically effective on June 7, 2024.

PROSPECTUS

Comment 1.	Please list in Item 4 and Item 9 all the types of derivatives that the Fund will use principally.

Response 1.
As noted in Item 4 and Item 9 of the Prospectus, the Fund's principal investments are currently expected to include swaps and other types of derivative instruments that have investment exposure to business development companies ("BDCs"), including swaps on the MVIS US Business Development Companies Index (the "Index") and/or swaps on the components that comprise the Index. Currently, these are the derivative instruments that the Fund expects to principally utilize.

Comment 2.	Please supplementally confirm whether any derivative instruments that will be included in the Fund's 80% test are intended to perform inversely to the Index that the Fund seeks to track.

Response 2.	We confirm supplementally that the Fund has no current intention of investing in derivatives that are intended to perform inversely to the Index that the Fund seeks to track.

Comment 3.	Please supplementally confirm whether any derivative instruments that will be included in the Fund's 80% test are intended to perform as a multiple to the Index.

Response 3.	We confirm supplementally that the Fund has no current intention of investing in derivatives that are intended to perform as a multiple of the Index.

Comment 4.
The Staff reiterates in part Comment 7 from its initial comments as follows: Please advise approximately what percentage of the Fund's assets and investment exposure are expected to be related to the derivatives counterparties. If exposure to a particular counterparty is deemed to be material, please identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit to the Registration Statement. If notional exposure to a particular counterparty is likely to exceed 20% of the notional value of the Fund's assets please: (a) If applicable, disclose (i) that the counterparty is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act") and in accordance with such requirements files reports and other information with the SEC; and (ii) the name of any national securities exchange on which the counterparty's securities are listed, stating that reports (and where the counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act, proxy and information statements) and other information concerning the counterparty can be inspected at such exchanges.

Response 4.
As of the date of this letter, the Fund expects that its exposure to derivatives may range from 20% to 40% of the Fund's assets. This range is subject to change. The expected available counterparties with which the Fund may enter into swap contracts on the Index are: UBS and Bank of America Merrill Lynch. However, the Fund continues to evaluate additional derivatives counterparties and the feasibility of entering into agreements with the same. The Trust respectfully confirms that it does not believe that the ISDA Agreements between the Adviser and these counterparties fall within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the ISDA Agreements as exhibits to the Trust’s Registration Statement. With respect to parts (a)(i) and (ii) of your comment, we respectfully acknowledge your comment but do not believe the requested disclosure is required or appropriate.

Comment 5.
With respect to response to comment 11 in response to the initial Staff comments, please supplementally explain how the use of the Index as the "designated index" for the purpose of being the Fund's designated reference portfolio meets the requirements of Rule 18f-4 (the "Rule").

Response 5.
We note that the adopting release for the Rule notes "a fund with the investment objective to track the performance (including a leveraged multiple or inverse multiple) of an unleveraged index must use the unleveraged index it is tracking as its designated reference portfolio". See Use of Derivatives by Registered Investment Companies and Business Development Companies (Adopting Release), SEC
Rel. No. IC-34084 at 105.

Additionally, the Index is a widely recognized and used benchmark covering the US BDC industry, with over $1 billion in assets under management seeking to track the same. The Index is listed as a benchmark for two US separate account strategies in Morningstar’s database.

Comment 6.
The Staff reiterates its initial Comment 9 in part as follows: "With respect to the "Summary Information - Principal Risks of Investing in the Fund - Derivatives Risk" section, please tailor the disclosure to how the Fund expects to be managed and address those derivatives strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.

Response 6.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 7.
The Staff reiterates its initial Comment 19 as follows: "With respect to the language in the last paragraph of the "Additional Information About the Fund's Investment Strategies and Risk - Principal Investment Strategies" section regarding "instances in which the Adviser may choose to underweight or overweight a security in the Fund's Index," please disclose when these circumstances would be."

Response 7.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. We note that “Index Tracking Risk” currently discloses certain scenarios that may require the Fund’s portfolio managers to deviate from the composition of the Index, including, but not limited to, cash flows into the Fund or reserves of cash held by the Fund for various reasons, legal restrictions or limitations, listing standards, lack of liquidity in certain markets, tax consequences and others.

Comment 8.
The Staff reiterates its initial comment 17 as follows: With respect to the “Summary Information—Principal Risks of Investing in the Fund—Index-Related Concentration Risk” disclosure, please revise the sentence to state the “Fund’s assets will be concentrated,” to the extent the index will be concentrated, instead of “may be concentrated.”

Response 8.	We respectfully acknowledge your comment; however we believe the current disclosure is appropriate.

Comment 9.	With respect to the "Additional Information About the Fund's Investment Strategies and Risks - Fundamental and Non-Fundamental Policies" section, please disclose the Fund's concentration policy.

Response 9.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 10.
The Staff reiterates its initial comment 26 as follows: With respect to the paragraph explaining fundamental investment restriction 9 under the “Investment Policies and Restrictions—Investment Restrictions” section, which states that “investment companies are not considered to be part of an industry,” the Staff notes that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 10.	The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President
Van Eck Associates Corporation